EXHIBIT NO. 2.1(b)


                         HEXCEL CORPORATION
                  5794 West Las Positas Boulevard
                        Pleasanton, CA 94588

                                             February 28, 1996

                    Strategic Alliance Agreement

     Dear Sirs:

               We refer to the Strategic Alliance Agreement dated as of September 29, 1995 and amended as of December 12, 1995 (the "Agreement"), among us and each of you. As a result of certain ambiguities and inconsistencies in the Agreement and the desire of the parties to clarify such ambiguities and inconsistencies and amend certain provisions of the Agreement, the parties to the Agreement wish to set forth herein their agreement with respect to such matters. Capitalized terms used in this Letter Agreement but not defined shall have the meanings set forth in the Agreement.

               1.  Danutec

               Ciba will not deliver the Danutec Equity to Hexcel at Closing. In addition, certain information with respect to the Deferred Assets will not be available as of the Closing Date. Accordingly, Section 2.04(e) of the Agreement shall be amended by deleting all language in the first sentence following the words "provided, further" and replacing such language with the following:

               "that no amounts relating to Danutec or the Deferred Assets shall be included in any component of Closing Working Capital of the Transferred Business, Working Capital of the Transferred Business on the date of the Balance Sheet, the Ciba Closing Items and, if applicable, any corresponding amounts on the Balance Sheet."

               In addition, Section 2.05(d) of the Agreement shall be deleted and replaced in its entirety with the following:

                    "(d)  At the Danutec Closing, Hexcel shall
               deliver to Ciba or its designated Subsidiary or Subsidiaries (i) an undertaking to deliver
               (A) a principal amount of Subordinated Debt
               (which Subordinated Debt shall bear interest from the date of the Danutec Closing and be allocated in accordance with Section 1.04) equal to the Danutec Adjusted Amount (as defined below) and (B) a senior demand note of Hexcel containing mutually acceptable terms in a principal amount equal to the amount of Danutec Closing Cash (as defined below), in each case, within two business days after the Danutec Statement becomes final and binding on the parties and (ii) such other documents, in form and substance reasonably satisfactory to Ciba and its counsel, as Ciba and its counsel shall reasonably request to demonstrate satisfaction or waiver of the conditions and compliance with the agreements set forth herein."

               At the Danutec Closing, Hexcel and Ciba shall also enter into an agreement substantially in the form attached hereto as Exhibit A.

               New Sections 2.05(g), (h), (i) and (j) shall be added to the Agreement as follows:

               "(g) (i)  Within 75 days after the Danutec
     Closing Date, Ciba shall prepare and deliver to Hexcel a statement (the "Danutec Statement"), certified by a duly authorized signatory of Ciba, setting forth (A) the components of Danutec Working Capital (as defined below) immediately prior to the Danutec Closing ("Danutec Closing Working Capital"), in no less detail than, and determined in accordance with, U.S. GAAP applied on a basis consistent with the balance sheet of Danutec (the "Danutec Balance Sheet") reflected in the Balance Sheet,
     (B) the amounts as of the Danutec Closing corresponding to individual items attributable to Danutec, if any, set forth on Schedule 2.04(a1), increases after June 30, 1995 in reserves attributable to Danutec relating to Assumed Tax Liabilities (other than deferred Tax liabilities) for taxable periods ending on or prior to December 31, 1994 and any other reserves attributable to Danutec, if any, for non-operating liabilities that would represent future cash expenses of the Transferred Business all as would be properly reflected on the balance sheet of Danutec as of the Danutec Closing Date prepared in accordance with U.S. GAAP on a basis consistent with the Balance Sheet (the "Danutec Closing Items"), (C) the amount of Taxes, if any, attributable to Danutec paid by Ciba or its Subsidiaries, including Danutec, prior to the Danutec Closing that, absent the Danutec Closing, would have been payable after the Danutec Closing ("Prepaid Danutec Taxes") and (D) a certificate of Ciba that the Danutec Statement has been prepared in compliance with the requirements of this Section 2.05.

               (ii)  Hexcel shall cooperate with Ciba in
     connection with the preparation of the Danutec Statement and shall, to the extent reasonably requested by Ciba, provide Ciba and its advisors access during normal business hours to the personnel, properties, books and records of Hexcel and its Subsidiaries relating to Danutec for such purpose; provided, however, that Ciba shall have the primary responsibility and authority for preparing the Danutec Statement.

               (iii) During the thirty-day period following Hexcel's receipt of the Danutec Statement, Hexcel and its advisors shall be permitted to review the working papers relating to the Danutec Statement. Ciba shall and shall cause its advisors to cooperate with Hexcel and Hexcel's advisors in connection with such review. The Danutec Statement shall become final and binding upon the parties on the thirtieth day following delivery thereof, unless Hexcel gives written notice of its disagreement with the Danutec Statement ("Danutec Notice of Disagreement") to Ciba prior to such date. Any Danutec Notice of Disagreement shall (A) specify in reasonable detail the nature of any disagreement so asserted and (B) be accompanied by a certificate of Hexcel that it has complied with the covenants set forth in this
     Section 2.05. If a Danutec Notice of Disagreement is received by Ciba in a timely manner, then the Danutec Statement (as revised in accordance with clause (I) or (II) below) shall become final and binding upon Ciba and Hexcel on the earlier of (I) the date Ciba and Hexcel resolve in writing any differences they have with respect to the matters specified in the Danutec Notice of Disagreement or (II) the date any disputed matters are finally resolved in writing by the Accounting Firm.

               (h) During the thirty-day period following the delivery of a Danutec Notice of Disagreement, Hexcel and Ciba shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in such Danutec Notice of Disagreement. During such period each of Hexcel or Ciba, as the case may be, and its advisors shall have access to the working papers of the other party and its advisors prepared in connection with such Danutec Notice of Disagreement. At the end of such thirty-day period, Hexcel and Ciba shall each submit, in the form of a written brief, any and all matters that remain in dispute and that were properly included in such Danutec Notice of Disagreement to the Accounting Firm for final and binding review and resolution. Hexcel and Ciba shall jointly request that the arbitration be conducted in accordance with procedures established by the Accounting Firm. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The cost of such review and resolution (including the fees and expenses of the Accounting Firm and reasonable attorneys' and accountants' fees and expenses of the parties) pursuant to this Section 2.05 shall be borne by Hexcel and Ciba in inverse proportion as they may prevail on the merits of the matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered thereon. Except as set forth in the immediately preceding sentence, the parties shall bear their own costs and expenses (including attorneys' and accountants' fees and expenses) in connection with the matters contemplated by this Section 2.05.

               (i)  The principal amount of the Subordinated
     Debt to be delivered in respect of the Danutec Equity shall be $9 million, adjusted as follows (as so adjusted, the "Danutec Adjusted Amount"):

               (1) the principal amount shall be decreased or increased, as the case may be, by an amount equal to the amount by which the Danutec Closing Working Capital exceeds or is less than, as the case may be, the Danutec Working Capital reflected on the Danutec Balance Sheet;

               (2) the principal amount shall be decreased by an amount equal to the amount of cash, cash equivalents and marketable securities constituting a component of Danutec Closing Working Capital
          ("Danutec Closing Cash");

               (3) to the extent any amount of Prepaid Danutec Taxes is not included as a Danutec Current Asset (as defined below) in the calculation of Danutec Closing Working Capital, the principal amount shall be increased by an amount equal to the amount of such Prepaid Taxes; and

               (4) the principal amount shall be decreased by the amount, if any, by which the total amount of Danutec Closing Items exceeds $7,649,000 or shall be increased by the amount, if any, by which $7,649,000 exceeds such amount.

               (j) The term "Danutec Working Capital" shall mean Danutec Current Assets minus Danutec Current Liabilities. The terms "Danutec Current Assets" and "Danutec Current Liabilities" shall mean the current assets and current liabilities (other than any such assets or liabilities that are included in the adjustment required by Section 2.05(i)(4)), respectively, of Danutec, calculated in accordance with U.S. GAAP on a basis consistent with the Balance Sheet; provided,
     (i) Danutec Current Assets and Danutec Current Liabilities shall not include any amounts in respect of Excluded Tax Assets or Excluded Tax Liabilities and
     (ii) for purposes of calculating Danutec Working Capital as of the date of the Balance Sheet, cash, cash equivalents and marketable securities shall be deemed to be zero. The parties agree that the adjustment regarding Danutec Working Capital contemplated by this Section 2.05 is intended to show the change in Danutec Working Capital from the date of the Balance Sheet to the Danutec Closing Date, and such change can only be measured if each calculation is done in the same way, using the same methods, at both dates. Accordingly, in the event that the resolution of any dispute relating to the calculation of any component of Danutec Working Capital as of any particular date results in a change in the way that, or the method by which, such component of Danutec Working Capital was calculated, a corresponding change shall be made in the way that, or the method by which, such component of Danutec Working Capital is calculated as of any other date."

               Section 2.04(d)(vii) of the Agreement shall be amended by deleting the figure "$83,029,000" on the last two lines of that Section and replacing it in both instances with "$90,678,000."

               2.  UK Arrangements

               The definition of "Contributed Shares" shall be deleted and replaced with the following:

                    ""Contributed Shares" shall mean (i) all
               capital stock of or other equity interests in any Divested Subsidiary (other than CML) owned directly or indirectly by Ciba and (ii) all U.S. dollar denominated bearer shares of CML."

               3.  Salver

               On the Closing Date, Hexcel and Ciba shall enter into an indemnification agreement in the form attached hereto as Exhibit B.

               4.  Closing Procedures

               Hexcel and Ciba agree that the following procedures shall apply with respect to companies that, in accordance with their regular monthly closing procedures, close their books on a date other than the Closing
     Date: (i) for companies closing their books on February 23, 1996, adjustments shall be made to reflect changes in Working Capital from February 23, 1996 through the Closing Date and (ii) for all companies that do not close their books on the Closing Date, adjustments will be made to reflect large identifiable items, extraordinary items and items outside the ordinary course between the Closing Date and the date such company's books are closed. Following the Closing, Hexcel shall cause any Subsidiary that closes its books after the Closing to operate its business in the ordinary course and take no extraordinary action (including, without limitation, payment of any dividend or other distribution or incurrence of debt) that would affect the calculation of the amount of Subordinated Debt pursuant to
     Section 2.04 of the Agreement until such Subsidiary thereafter closes its books in accordance with its regular monthly closing procedures.

               5.  Intercompany Loans; CML Closing Cash

               The parties acknowledge and agree that the amount of intercompany indebtedness to be transferred by Ciba to Hexcel and its Subsidiaries pursuant to the Agreement shall be (i) French Franc 32,000,000 in respect of Brochier and (ii) Italian Lira 7,100,000,000 (interest bearing) in respect of Salver and Italian
     Lira 3,390,000,000 (non-interest bearing) in respect of Salver. In addition, the parties agree that the Ciba Composites Business' intercompany payables/receivables shall, following the Closing, be treated as trade payables/receivables. Notwithstanding the provisions of
     Section 2.04, in place of Subordinated Debt issuable under such Section 2.04 that is attributable to cash of CML on the Closing Date, Hexcel shall issue to Ciba or its designated Subsidiary concurrently with the issuance of the Subordinated Debt pursuant to Section 2.04 a senior demand note of Hexcel containing mutually acceptable terms in an aggregate principal amount equal to the amount of cash of CML on the Closing Date. Hexcel acknowledges that Ciba currently intends to demand payment of such senior demand note (as well as the senior demand note referred to in paragraph 1 above) shortly after its receipt thereof.

               6.  Deferred Assets

               Hexcel acknowledges that the Distributors (as defined in the Distribution Agreement dated the Closing
     Date) will not close their books on the Closing Date and agrees with Ciba and CGC that, as a result,
     Section 2.04(d)(iv) of the Agreement shall be deleted and replaced with the following:

                    "(iv) the principal amount shall be
               decreased by the net book value of the Deferred
               Assets that are set forth on the Balance Sheet plus $457,000."

               In addition, the words "Closing Date" in clause (E) of the first sentence of Section 2.04(a)(i) shall be deleted and replaced with the words "date of the Balance Sheet."

               7.  Third Party Consents

               Notwithstanding anything in any other document to the contrary, as between the parties hereto the principles set forth in the Agreement and the Ancillary Agreements as to the allocation of particular assets among Acquired Assets and Excluded Assets and particular liabilities among Assumed Liabilities and Excluded Liabilities shall, pursuant to their terms, govern and supersede any and all inconsistent provisions contained in any and all consents (and/or assignment and assumption agreements entered into at the request of a third party) obtained by Ciba or Hexcel in connection with the transactions contemplated by the Agreement and the Ancillary Agreements. In addition, certain consents to assignment of agreements of the Transferred Business obtained from third parties oblige Ciba or its Subsidiaries to guarantee performance or payment under such agreements or do not contain releases of Ciba as a primary or other obligor under such agreements. Hexcel agrees that any amounts payable by Ciba or any of its Subsidiaries under such agreements, solely to the extent such amounts constitute Assumed Liabilities, shall be subject to indemnification pursuant to Section 7.02 of the Agreement, regardless of whether Ciba or such Subsidiary is primarily liable or otherwise. Ciba agrees that any amounts payable by Hexcel or any of its Subsidiaries under such agreements, solely to the extent such amounts constitute Excluded Liabilities, shall be subject to indemnification pursuant to Section 7.01 of the Agreement, regardless of whether Hexcel or such Subsidiary is primarily liable or otherwise.

               8.  Security Arrangements

               Within 45 days after the Closing, Hexcel shall enter into the ancillary agreements in form and substance satisfactory to the Department of Defense and reasonably satisfactory to Ciba as provided in the Special Security Agreement to be dated as of March 15, 1996, by and among Ciba, CGC, Hexcel and Hexcel Pottsville Corporation, including without limitation the Implementation Procedures, the Administrative Agreement and the other documents referred to therein.

               9.  Global Materials Supply Agreement

               The parties acknowledge that they may not agree upon mutually acceptable terms of a Global Materials Supply Agreement prior to the Closing as contemplated by
     Section 4.12 of the Agreement. The parties agree to negotiate in good faith, agree upon such mutually acceptable terms and execute an agreement in substantially the form attached hereto as Exhibit C within 30 days after the Closing. The parties agree that the initial interest rate on the Subordinated Debt has been fixed at 7.5% per annum rather than the 9% rate set forth in Exhibit B to the Agreement. In the event the parties fail to execute and deliver such agreement within such period, the parties shall amend the Indenture to provide that the Subordinated Debt shall initially bear interest at a rate per annum of 9%, which rate shall be effective retroactively to the Closing Date.

               10.  Miscellaneous

               The provisions of this Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Except as expressly set forth herein, the Agreement shall remain in full force and effect in accordance with its terms.

               If the foregoing is in accordance with your understanding of our agreement, please sign and return to us, whereupon this letter and your acceptance shall represent a binding agreement among Hexcel, Ciba and CGC.

                                   Very truly yours,

                                   HEXCEL CORPORATION

                                   by  /s/ STEPHEN C. FORSYTH
                                       Name: Stephen C. Forsyth
                                       Title:  Vice President

     The foregoing is hereby confirmed
     and accepted as of the date first
     above written.

     CIBA-GEIGY LIMITED

       by  /s/ JOHN M.D. CHEESMOND
         Name: John M.D. Cheesmond
         Title:  Head of Regional Finance and Control

       by  /s/ PETER RUDOLF
         Name: Peter Rudolf
         Title:  Senior Division Counsel

     CIBA-GEIGY CORPORATION

       by  /s/ STANLEY SHERMAN
         Name: Stanely Sherman
         Title:  Vice President, Finance and Information Services